JayHawk Energy, Inc.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado  80021
303-327-1571
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April 29, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  H. Roger Schwall, Assistant Director
          Division of Corporation Finance

          Karl Hiller
          Joanna Lam

Re: JayHawk Energy Inc                                           .
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 21, 2007
Form 10-QSB for the Fiscal Quarter Ended December 31, 2007
Filed February 13, 2008
File No. 333-121034

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated April 15, 2008 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007 (the “Annual Report”) of JayHawk Energy, Inc. (the “Company”) and the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007. The answers set forth herein refer to each of the Staffs' comments by number.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

1.   We note that you have several disclosures suggesting you have established reserves appearing on pages 3, 5, 6, 7, 10, 12, and 13.  For example, in the last paragraph on page 12, you state “Our assets currently consist of primarily 35,000 gross acres of non-producing coal bed methane natural gas reserves…” If you have not established reserves as defined in Rule 4-10(a) of Regulation S-X, you should utilize different language to describe your interests in the Uniontown project.  Please also quantify acreage that is net to your interest and provide the information specified in Item 5 of Industry Guide 2.

Response

We recognize we have not provided an established reserve analysis within our financials, and that our discussion appears to suggest we have established proven reserves.  However, the majority of those references are located within our general risk awareness section of our forward looking financial statements, and while as of the filing date we did not have proven reserves, we have proven reserves as of January 2008, and this language will be consistent within our filings going forward.

Report of Independent Registered Public Accounting Firm, page 17

2. We note that the audit opinion of Meyers Norris Penny LLP covers your financial statements as of and for the years ended September 30, 2007 and 2006.  However you also include financial data related to the period from inception (April 5, 2004) through September 30, 2007, which is not identified in the audit opinion and is not labeled as unaudited.  If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited.  Otherwise, these should be referred to in the auditor’s report and a revised report from the auditor would be appropriate.

Response

We acknowledge that for the year ended September 30, 2007 and quarter ended December 31, 2007, we were considered a development stage company and were therefore required to include inception to date financial data.  While the audit opinion of Meyers Norris Penny LLP did not include a reference to inception to date data, we no longer consider this data to be required within our financials going forward due to significant revenues incurred beginning in January 2008.  Going forward, we will ensure we include the appropriate heading for all unaudited data, where applicable.

Financial Statements

Statements of Changes in Stockholders’ Equity, page 20

3. We note that the per share amounts listed for various issuances of common stock that occurred during the period from inception through September 30, 2006, as presented in your Statements of Changes in Stockholder’s Equity, do not reflect the effect of your stock split.  This presentation is not consistent with having retroactively adjusted the share activity to reflect the stock split as required.  Similarly, the shares and per share amounts mentioned in Note 5 on page 25 are not consistent because these do not reflect the effect of your stock split.  We would ordinarily expect all share and per share references in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 of SFAS 128 and SAB Topic 4:C.

Response

In consideration of paragraph 54 of SFAS 128, we believe we have retroactively adjusted our share amounts on our Statements of Changes in Stockholders’ Equity during the period from inception through September 30, 2006, as the statement factors and shows the split as indicated in the full 90,000,000 shares issued and outstanding as of that date.  Comparatively, Note 5 describes the issuances in pre-adjusted share amounts and then further describes the stock split and that these issuances have been presented in the financial statements factoring the retroactively.

Statements of Cash Flows, page 21

4. We note that you present an add back of $10,185 for “Deferred offering costs (non-cash)”in the operating activities section in 2006, and a deduction of the same amount as “payments for offering costs” from financing activities in the same year.  Tell us how the add-back in the operating section, indicating you have expensed the offering costs, is consistent with the guidance in paragraph 28 of APB 9, if that is your view.  If you have not expensed these costs, the reasons for depicting a cash inflow should be clear.

Response

We have read paragraph 28 of APB 9, and recognize that this amount is essentially a “gross-up” on the cash flow statement, and conceivably should be netted and removed from the face of the statement.  At this time, we consider this amount to be immaterial for restatement, but will ensure that going forward this will be netted and respectively removed from the cash flow statement.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 23

Asset Retirement Obligation, page 23

5. We note your disclosure explaining that you intend to exclude future cash flows associated with settling asset retirement obligations from your ceiling test calculations, a unique feature of the full cost method of accounting for oil and gas producing activities.  However, on page 22 you indicate that you follow the successful-efforts method of accounting for oil and gas producing activities, as defined in SFAS 19.  Please resolve this apparent inconsistency.

Response

We recognize that the description of this method of calculating our asset retirement obligation as described in our disclosure is common to the full cost method of accounting for oil and gas producing activities, and will make the appropriate change to our disclosures going forward, as we had no asset retirement obligation for any of our filings over past periods.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

General

6. Please revise the accounting and disclosures in your interim reports as necessary to comply with all the applicable comments written on your annual report.

Response

We have reviewed applicable comments in connection with our filing of the Form 10-QSB for the quarter ended December 31, 2007, and in light of their significance, will opt to incorporate the applicable changes going forward in our upcoming filings.

Note 8 – Subsequent Events, page 11

7. We note that you have entered an agreement with JED Oil (USA) Inc. to purchase an interest in the Candak Property, which you indicate is a producing property, for $3,500,000 in cash on January 16, 2008.  As you may know, the acquisition of a working interest in oil and gas producing properties is deemed to be the acquisition of a business for purposes of Item 310(c) of Regulation S-B and Form 8-K.  Given the significance of the transaction, it appears you would need to have filed financial statements for the producing property within 75 days of completing that transaction, by March 31, 2008.  Additional disclosure requirements are explained in Section III.C of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483_117161

Response

We recognize that Item 310(c) of Regulation S-B classifies the acquisition of a working interest in oil and gas producing properties as an acquisition of a business.  In view of this, we will incorporate certain financial data relating to this newly acquired working interest together with our quarterly filing for the period ended March 31, 2008.

Disclosure Controls and Procedures, page 15

8. We note your statement that there have been no significant changes in your internal controls or other factors that could significantly affect these controls subsequent to the date you carried out your evaluation.  Please comply with the Item 308(c) of Regulation S-B, which requires that you disclosure any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Response

While we have made progress along the path of our business plan, we are still a small business, and therefore do not have constant changes to our internal controls, including controls over financial reporting.  We recognize that our statement regarding changes in our internal controls does not explicitly state if there were any changes in our internal controls over financial reporting that occurred during the last fiscal quarter, and view this language to be somewhat implied in our disclosure, however, we will include this language in our filings going forward as applicable.

In conclusion, the Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter adequately addresses the issues raised in your comment letter dated April 15, 2008. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Your assistance in this matter is greatly appreciated.  Thank you.

Very truly yours,

By: /s/ Joseph B. Young
Name: Joseph B. Young
Title: Chief Financial Officer